Exhibit 99.1

QIWI Prices RUB 5 Billion Bonds

NICOSIA, Cyprus, October 9, 2020 (GLOBE NEWSWIRE) — QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) announces the pricing of RUB 5 billion unsecured bonds due in 2023 (the “Bonds”). The Bonds were issued by Qiwi Finance, a finance SPV established by QIWI. This is the first rouble denominated bond offering by QIWI.

Under the terms of the Bonds, in the event of a breach of certain covenants the bondholders have the right to request that the Company, JSC QIWI and Sette FZ-LLC purchase their Bonds at their nominal value plus any interest accrued but not yet paid and, in certain instances, a default interest.

The placement enjoyed a strong interest from institutional and retail investors.

The placement was organized by VTB Capital, Gazprombank and Sovcombank, with IFC Solid also acting as co-organizer.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 20.9 million virtual wallets, over 118,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 116 billion cash and electronic payments monthly connecting over 32 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Important Notice

This release is for informational purposes only and shall not constitute a prospectus or an offer to sell or the solicitation of an offer to buy securities in the United States or any other jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws.

The Bonds have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Bonds may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. There will be no public offer of the Bonds in the United States (for these purposes, “United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia).

In member states of the European Economic Area and in the United Kingdom (each, a “Relevant State”), this release is for distribution only to and directed only at persons who are “qualified investors” within the meaning of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). In relation to each Relevant State, the investment contemplated by this release does not constitute and shall not, in any circumstances, constitute a public offering nor an invitation to the public in connection with any offer within the meaning of the Prospectus Regulation. Each potential investor located within a Relevant State will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the Prospectus Regulation.

This release is for distribution only to and directed only at persons who (a) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (b) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc”) of the Financial Promotion Order, (c) are outside the United Kingdom, or (d) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the investment or investment activity to which this release relates may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). The Bonds are not being offered to the public in the United Kingdom. This release is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. The investment or investment activity to which this release relates is only available to, and will only be engaged in with, relevant persons and any person who receives this release who is not a relevant person should not rely or act upon it.

Contact

Investor Relations

+357.25028091

ir@qiwi.com

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